                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2004

                          Commission File No. 000-27476
                                              ---------

                          CoolBrands International Inc.
                          -----------------------------
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
              -----------------------------------------------------
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [ ]   Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                Yes [ ]   No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             COOLBRANDS INTERNATIONAL INC.

Date: November 30, 2004                      By s/ Aaron Serruya
                                                ------------------------
                                                Name:  Aaron Serruya
                                                Title: Executive Vice President

                                INDEX TO EXHIBITS


99.1 Press Release relating to Registrant's operating results for the fourth quarter, and the fiscal year, ended August 31, 2004.

99.2 Press Release relating to Registrant's announcement regarding the addition of five independent directors and new corporate governance initiatives.

99.3 Press Release relating to Registrant's intention to distribute four new brand licenses for new frozen snacks in the United States in 2005.



                            STATEMENT OF DIFFERENCES
                            ------------------------

The trademark symbol shall be expressed as .............................. 'TM'
The registered trademark symbol shall be expressed as ................... 'r'